                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     ------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (AMENDMENT NO. __)(1)

                            GUILFORD PHARMACEUTICALS INC.
                            -----------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     401829 10 6
                                     -----------
                                    (CUSIP Number)


                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (415) 288-2396
                      -----------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 8, 1998
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 8 Pages)


     ---------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------            ------------------------------------
 CUSIP NO. 401829 10 6                 13D   Page 2 of 8 Pages
--------------------------------            ------------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
          OWNED BY EACH                      574,547
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                             574,547
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              574,547
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------            ------------------------------------
 CUSIP NO. 401829 10 6                 13D   Page 3 of 8 Pages
--------------------------------            ------------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
          OWNED BY EACH                      1,252,774
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                             1,252,774
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,252,774
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------            ------------------------------------
 CUSIP NO. 401829 10 6                 13D   Page 4 of 8 Pages
--------------------------------            ------------------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC, OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES                --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
          OWNED BY EACH                      1,252,774
            REPORTING               --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                    --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                             1,252,774
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,252,774
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------            ------------------------------------
 CUSIP NO. 401829 10 6                 13D   Page 5 of 8 Pages
--------------------------------            ------------------------------------

ITEM 1.    SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Stock"), of Guilford Pharmaceuticals Inc., a Delaware corporation ("Guilford"). The principal executive office of Guilford is located at 6611 Tributary Street, Baltimore, Maryland 21224.

ITEM 2.    IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

     (b) The business address of BVF and Partners is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF, which is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Lampert is a citizen of the United States of America.

--------------------------------            ------------------------------------
 CUSIP NO. 401829 10 6                 13D   Page 6 of 8 Pages
--------------------------------            ------------------------------------

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since July 6, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 363,280 shares of the Stock for an aggregate consideration of $5,953,193.56, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 456,420 shares of the Stock for an aggregate consideration of $8,544,946.18, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts.

ITEM 4.    PURPOSE OF TRANSACTIONS.

     The external environment for small, quality biotechnology companies is undergoing a period of rapid and profound change. The convergence of a depressed equity market, the possible slowing pace of a corporate partnering activity, and escalating cash burn rates could produce an industry shake-out in which financially conservative companies prosper and financially weak companies falter. This changing environment may call for managements and Boards to husband capital by significantly reducing cash burn rates and to otherwise alter preconceived business plans. If managed pro-actively and intelligently, this period could yield attractive returns for shareholders. However, the consequences of complacency and the potential for irreparable missteps are great. BVF may seek to work with company managements, Boards and shareholders to maximize shareholder value and, specifically, to protect the substantial value of funded, partnered programs from unnecessary dilution. BVF IS AMENDING ALL ITS 13-D FILINGS WITH THIS NOTICE.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 574,547 shares of the Stock, Partners beneficially owns 1,252,774 shares of the Stock, and BVF Inc. beneficially owns 1,252,774 shares of the Stock, approximately 3.0%, 6.4% and 6.4%, respectively, of the aggregate number of shares outstanding as of August 10, 1998 (as reported in Guilford's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 574,547 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,252,774 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value

--------------------------------            ------------------------------------
 CUSIP NO. 401829 10 6                 13D   Page 7 of 8 Pages
--------------------------------            ------------------------------------

Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd.").   ILL10, Palamundo, ZPG
and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is c/o BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Partners is the general partner of BVF pursuant to a limited partnership agreement which authorizes Partners, among other things, to invest the funds of BVF in the Stock and to vote and dispose of the Stock. Pursuant to such limited partnership agreement, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Stock and to vote and dispose of the Stock. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the past 60 days.

--------------------------------            ------------------------------------
 CUSIP NO. 401829 10 6                 13D   Page 8 of 8 Pages
--------------------------------            ------------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:   BVF Partners L.P., its general partner

           By: BVF Inc., its general partner


               By:    /s/ MARK N. LAMPERT
                     ------------------------------
                     Mark N. Lampert
                     President

     BVF PARTNERS L.P.

     By:   BVF Inc., its general partner


           By:  /s/ MARK N. LAMPERT
                 ----------------------------------
                 Mark N. Lampert
                 President

     BVF INC.


     By:    /s/ MARK N. LAMPERT
           ----------------------------------------
           Mark N. Lampert
           President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: September 8, 1998

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:   BVF Partners L.P., its general partner

           By: BVF Inc., its general partner


               By:    /s/ MARK N. LAMPERT
                     -----------------------------
                     Mark N. Lampert
                     President

     BVF PARTNERS L.P.

     By:   BVF Inc., its general partner


           By:  /s/ MARK N. LAMPERT
                 ---------------------------------
                 Mark N. Lampert
                 President

     BVF INC.


     By:    /s/ MARK N. LAMPERT
           ---------------------------------------
           Mark N. Lampert
           President

                                      EXHIBIT B

                 TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                               DURING THE PAST 60 DAYS

-------------------------------------------------------------------------------------------------------------
  SETTLEMENT                      FOR THE                      PRICE PER
     DATE          BY            ACCOUNT OF      QUANTITY        SHARE        TYPE OF TRADE       BROKER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
 07/07/98       Partners        BVF                7,000         $17.2500    Purchase           BTAB
-------------------------------------------------------------------------------------------------------------
 07/07/98       Partners        ILL10              2,000         $17.2500    Purchase           BTAB
-------------------------------------------------------------------------------------------------------------
 07/07/98       Partners        PAL                2,000         $17.2500    Purchase           BTAB
-------------------------------------------------------------------------------------------------------------
 07/07/98       Partners        ZPG                1,000         $17.2500    Purchase           BTAB
-------------------------------------------------------------------------------------------------------------
 07/07/98       Partners        BVF Ltd.          11,000         $17.2500    Purchase           BTAB
-------------------------------------------------------------------------------------------------------------
 07/07/98       Partners        BVF                  600         $17.6250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/0898        Partners        BVF                5,000         $17.2500    Purchase           BTAB
-------------------------------------------------------------------------------------------------------------
 07/08/98       Partners        BVF Ltd.          15,000         $17.2500    Purchase           BTAB
-------------------------------------------------------------------------------------------------------------
 07/09/98       Partners        BVF                7,000         $17.1966    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/09/98       Partners        BVF Ltd.           5,000         $17.1250    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 07/09/98       Partners        BVF Ltd.           7,100         $17.1986    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/10/98       Partners        BVF Ltd.             600         $17.2500    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/13/98       Partners        BVF                3,200         $16.7171    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/13/98       Partners        ILL10              2,000         $16.7171    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/13/98       Partners        PAL                2,000         $16.7171    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/13/98       Partners        BVF Ltd.          10,000         $16.7171    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/13/98       Partner         BVF Ltd.           4,000         $16.8750    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/14/98       Partners        BVF                4,000         $16.6250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/14/98       Partners        BVF Ltd.           4,400         $16.6250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/16/98       Partners        BVF               99,000         $17.6250    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 07/16/98       Partners        ILL10             10,000         $17.6250    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 07/16/98       Partners        PAL                6,000         $17.6250    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 07/16/98       Partners        ZPG                5,000         $17.6250    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 07/16/98       Partners        BVF Ltd.          80,000         $17.6250    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 07/22/98       Partners        BVF Ltd.           7,500         $18.0625    Purchase           NB
-------------------------------------------------------------------------------------------------------------
 07/23/98       Partners        BVF                1,000         $17.6875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/23/98       Partners        ZPG                1,000         $17.6875    Purchase           INET
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
  SETTLEMENT                      FOR THE                      PRICE PER
     DATE          BY            ACCOUNT OF      QUANTITY        SHARE        TYPE OF TRADE       BROKER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
 07/23/98       Partners        BVF Ltd.           1,000         $17.6875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/24/98       Partners        BVF                2,000         $17.5000    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/24/98       Partners        PAL                1,000         $17.5000    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/24/98       Partners        BVF Ltd.           1,000         $17.5000    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/27/98       Partners        BVF               16,000         $17.2518    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/27/98       Partners        ILL10              2,800         $17.2518    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/27/98       Partners        BVF Ltd.          16,000         $17.2518    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/28/98       Partners        BVF               12,000         $17.0118    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/28/98       Partners        PAL                3,000         $17.0118    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/28/98       Partners        ZPG                2,000         $17.0118    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/28/98       Partners        BVF Ltd.          10,000         $17.0118    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/28/98       Partners        BVF               12,000         $17.1250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/28/98       Partners        PAL                3,000         $17.1250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/28/98       Partners        ZPG                1,000         $17.1250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/28/98       Partners        BVF Ltd.           9,000         $17.1250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        BVF                8,200         $16.9375    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        ILL10              1,600         $16.9375    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        PAL                1,200         $16.9375    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        ZPG                  800         $16.9375    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        BVF Ltd.           8,200         $16.9375    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        BVF                1,000         $17.1213    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        ILL10                500         $17.1213    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        BVF Ltd.           1,000         $17.1213    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        BVF              (31,320)        $17.1250    Sale               BEST
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        ILL10             (6,960)        $17.1250    Sale               BEST
-------------------------------------------------------------------------------------------------------------
 07/29/98       Partners        BVF Ltd.         (31,320)        $17.1250    Sale               BEST
-------------------------------------------------------------------------------------------------------------
 07/30/98       Partners        BVF                1,500         $16.8196    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/30/98       Partners        ILL10              2,300         $16.8196    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/30/98       Partners        BVF Ltd.           1,500         $16.8196    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/30/98       Partners        BVF                2,500         $17.0000    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 07/30/98       Partners        BVF Ltd.           2,500         $17.0000    Purchase           COWN
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
  SETTLEMENT                      FOR THE                      PRICE PER
     DATE          BY            ACCOUNT OF      QUANTITY        SHARE        TYPE OF TRADE       BROKER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
 07/31/98       Partners        BVF                2,000         $16.6250    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 07/31/98       Partners        ILL10              8,000         $16.6250    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 07/31/98       Partners        BVF                8,000         $16.7500    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 07/31/98       Partners        BVF Ltd.           7,000         $16.7500    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 07/31/98       Partners        BVF                  100         $16.8125    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/31/98       Partners        BVF                5,000         $16.9375    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 07/31/98       Partners        BVF Ltd.           5,000         $16.9375    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/03/98       Partners        BVF               10,000         $16.8750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/03/98       Partners        BVF Ltd.          10,000         $16.8750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/03/98       Partners        BVF                6,000         $16.8750    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 08/03/98       Partners        BVF Ltd.           9,000         $16.8750    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 08/03/98       Partners        BVF                7,000         $16.6563    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/03/98       Partners        ILL10              2,000         $16.6513    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/03/98       Partners        ZPG                1,000         $16.6562    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/04/98       Partners        BVF                2,000         $16.6250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/04/98       Partners        BVF Ltd.           2,000         $16.6250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/04/98       Partners        BVF                7,000         $16.8750    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 08/04/98       Partners        BVF Ltd.           8,000         $16.8750    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 08/05/98       Partners        BVF                4,600         $16.2500    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/05/98       Partners        BVF Ltd.           4,000         $16.2500    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/05/98       Partners        BVF               10,000         $16.6250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/05/98       Partners        BVF Ltd.          10,000         $16.3750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/05/98       Partners        BVF               22,000         $16.5000    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/05/98       Partners        BVF Ltd.          19,750         $16.5000    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/05/98       Partners        ILL10              3,750         $16.4792    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/05/98       Partners        PAL                2,650         $16.4792    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/05/98       Partners        ZPG                1,850         $16.4792    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/06/98       Partners        BVF                7,000         $16.3125    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/06/98       Partners        ILL10              1,000         $16.3125    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/06/98       Partners        BVF Ltd.           7,000         $16.3125    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/06/98       Partners        BVF                2,000         $16.3727    Purchase           INET
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
  SETTLEMENT                      FOR THE                      PRICE PER
     DATE          BY            ACCOUNT OF      QUANTITY        SHARE        TYPE OF TRADE       BROKER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
 08/06/98       Partners        BVF Ltd.           2,000         $16.3727    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/07/98       Partners        BVF                1,700         $14.8162    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/07/98       Partners        BVF                2,000         $14.8750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/07/98       Partners        BVF Ltd.           3,000         $14.8750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/07/98       Partners        BVF                2,500         $14.7500    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 08/07/98       Partners        BVF Ltd.           2,500         $14.7500    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 08/10/98       Partners        BVF                  600         $14.8750    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/11/98       Partners        BVF                3,700         $15.6875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/11/98       Partners        ILL10                400         $15.6875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/11/98       Partners        PAL                  300         $15.6875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/11/98       Partners        ZPG                  200         $15.6875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/11/98       Partners        BVF Ltd.           3,400         $15.6875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/12/98       Partners        BVF                5,500         $16.7260    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/12/98       Partners        ILL10              1,500         $16.7260    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/12/98       Partners        BVF Ltd.           5,000         $16.7260    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/12/98       Partners        BVF                2,500         $16.5625    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/12/98       Partners        BVF Ltd.           2,500         $16.5625    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/19/98       Partners        BVF                  900         $16.1250    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/19/98       Partners        BVF               36,000         $16.3750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/19/98       Partners        ILL10              4,000         $16.3750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/19/98       Partners        PAL                2,000         $16.3750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/19/98       Partners        ZPG                2,000         $16.3750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/19/98       Partners        BVF Ltd.          36,000         $16.3750    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/20/98       Partners        BVF                5,000         $16.2500    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/20/98       Partners        BVF Ltd.           5,000         $16.2500    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/21/98       Partners        BVF                6,000         $16.2188    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/21/98       Partners        BVF Ltd.           7,600         $16.2188    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 08/28/98       Partners        BVF                8,000         $14.7500    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/28/98       Partners        BVF Ltd.          12,000         $14.7500    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/31/98       Partners        BVF                3,000         $13.6250    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------
 08/31/98       Partners        BVF Ltd.           7,000         $13.6250    Purchase           OPCO
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
  SETTLEMENT                      FOR THE                      PRICE PER
     DATE          BY            ACCOUNT OF      QUANTITY        SHARE        TYPE OF TRADE       BROKER
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
 08/31/98       Partners        BVF                3,200         $13.9395    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/01/98       Partners        BVF                3,500         $13.2500    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/01/98       Partners        BVF Ltd.           2,500         $13.2500    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/02/98       Partners        BVF                1,000         $13.1875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/02/98       Partners        ILL10                800         $13.1875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/02/98       Partners        BVF Ltd.           1,000         $13.1875    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/02/98       Partners        BVF               15,000         $13.2500    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 09/02/98       Partners        ILL10              5,000         $13.2500    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 09/02/98       Partners        BVF Ltd.          15,000         $13.2500    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 09/03/98       Partners        BVF                7,800         $12.1769    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/03/98       Partners        ILL10              2,000         $12.1769    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/03/98       Partners        PAL                3,000         $12.1769    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/03/98       Partners        ZPG                2,000         $12.1769    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/03/98       Partners        BVF Ltd.           7,000         $12.1769    Purchase           INET
-------------------------------------------------------------------------------------------------------------
 09/03/98       Partners        BVF               12,000         $12.3000    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 09/03/98       Partners        ILL10              3,000         $12.3000    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 09/03/98       Partners        ZPG                2,000         $12.3000    Purchase           COWN
-------------------------------------------------------------------------------------------------------------
 09/03/98       Partners        BVF Ltd.           8,000         $12.3000    Purchase           COWN
-------------------------------------------------------------------------------------------------------------


BTAB          =    BT Alex Brown
COWN          =    Cowen & Co.
INET          =    Instinet
MLCO          =    Merrill Lynch & Co.
NB            =    No Broker